99.2	Shareholder letter dated May 1, 2023
Dear Exodus Shareholder,

Exodus sees opportunities where others see only challenges. In 2022 we put our heads down amidst a crypto winter and went to work, continuing to build beautifully-designed products.

We committed to offering functionality for our customers to explore all that Web3 has to offer, and we delivered on this commitment. Exodus launched the first multi- and cross- chain browser extension to explore Web3.

Our browser-based Exodus Web3 Wallet is the only wallet you’ll ever need. You can connect to your favorite dapps or games on multiple networks all within one wallet, swap tokens on the network at competitive fees and even swap cross-chain between BTC and SOL and other popular cryptocurrencies. The Exodus Web3 Wallet offers all of this functionality right at your fingertips.

In addition, we made it easy for our customers to use their local legal tender to buy cryptocurrency in-wallet, and we improved the overall Exodus experience with a re-mapped homepage and seamless onboarding process.

We went to work in 2022, ensuring that Exodus can continue to thrive and execute on our mission: to help the world exit the traditional financial system.

Exodus was not immune to the downturn in cryptocurrency markets; our fourth quarter and full year results reflect a challenging year. Full year total revenue of $50.6 million decreased by nearly half over the prior year. As of Q4 end, MAUs decreased to 741,813, down 19% from 914,912 in Q4 last year and flat as compared to Q3.

We believe in delivering profitability and growth for our shareholders. We closed the year with Adjusted EBITDA of $1.5M, the bulk of which is attributable to zero payout on bonuses to employees and generally increasing profitability in the second half of the year. We expect to remain Adjusted EBITDA positive through the balance of 2023.

We closed 2022 with approximately $79 million in cash and liquid assets, over one-third of which is held in cryptocurrencies.

Looking ahead, we expect continued loyalty from an expansion of our customer base through 2023 as we continue to build and deliver beautifully-designed, easy-to-use products. We envision making cryptocurrency so frictionless that any person could easily download Exodus and not have to worry about the complicated tech that exists today, including: blockchains, secret phrases, or complicated crypto-addresses.

With this in mind, Exodus will be the app to self-custody and store all your digital assets.

In every action we do, we have a relentless focus on the customer. We often ask: "how would a customer feel when experiencing this?” Therefore, JP Richardson, our co-founder and CEO, is maintaining a customer support commitment of one hour per week to stay connected to all of you - our investors and customers. And as our biggest supporters, we want to reward each of you for sharing your Exodus experience, so check out our referral program.

Our customer support team is standing by to offer you human support 24/7. Reach out anytime to support@exodus.com. For questions related to the Company and its results, you can contact investors@exodus.com.

Thank you for joining us on our journey to help the world exit traditional finance.

Onwards,
Exodus Investor Relations Team

Key Metrics for the Fourth Quarter and Full Year Ended December 31, 2022

Monthly Active Users: MAUs were 741,813 as of quarter end, down 19% from the 914,912 MAUs on December 31, 2021.

Exchange Aggregation Business: The volume processed by the exchange API Providers was approximately $0.57 billion in Q4 2022, down 59% from $1.40 billion in Q4 2021. Bitcoin, Tether, and Ethereum were the top assets traded at 27%, 15%, and 11% of volume, respectively. Dollar amount per transaction was $1,459 in Q4 2022, down 16% YoY from $1,726 per transaction in Q4 2021.

Key metrics summary
	4Q22	4Q21	2022	2021
Exchange volume ($ in thousands)	$569,859	$1,396,093	$2,549,587	$5,497,777
Exchange transactions	390,410	809,029	1,666,217	4,345,784
$/transaction	$1,460	$1,726	$1,530	$1,265
Downloads	575,285	1,040,700	2,599,363	5,022,934

Financial Results for the Fourth Quarter 2022 Ended December 31, 2022

Total Revenue of $50.6 million for the full year was down 47% from the previous year. Total revenue of $11.2 million for the fourth quarter was flat sequentially and down 57% relative to the prior year quarter. Exchange aggregation revenue of $49.2 million accounted for the majority of total revenue in the year.

Revenue by category

		% of 2022		% of 2021
Revenue ($s in 000s)	2022	Operating Revenue	2021	Operating Revenue	% Y/Y change
Exchange aggregation	$49,180	97.2%	$93,476	97.6%	(47.4%)
Staking	697	1.4%	1,056	1.1%	(34.0%)
Fiat on-boarding	584	1.2%	610	0.6%	(4.3%)
Other	98	0.2%	418	0.4%	(76.6%)
Consulting	25	0.0%	285	0.3%	(91.2%)
Gaming	22	0.0%	4	0.0%	450.0%
Operating Revenues	$50,606	100.0%	$95,849	100.0%

Operating Expenses for the full year were $46.9 million, an increase of 64% from the prior year, due in large part to increased net impairment of digital assets. The increase also reflects higher general and administrative expenses due to increased hiring through the first half of the year and increased spend on advertising and marketing. The Exodus team stood at approximately 210 full time equivalents as of December 31, 2022, a decrease from 220 at the end of 2021.

Expenses by category
Expense category ($s in millions)	2022	2021 (restated)
General & Administrative	28.1	22.0
as a % of revenue	55.5%	23.5%
Impairment of Digital Assets	18.3	6.6
as a % of revenue	36.1%	6.9%
Impairment of assets	0.5	-
as a % of revenue	1.0%	-

Total operating expenses	$46.9	$28.6
Total operating expenses as a % of revenue	92.7%	56.6%

Adjusted EBITDA6 was $1.5 million in 2022, a significant decrease from $53.5 million in 2021, largely reflecting the downturn in cryptocurrency market conditions.

Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA

In USD millions	2022	2021 (restated)[7]
Net (loss) income	$(23.1)	$(21.9)
Interest expense (income)	(0.6)	(0.7)
Income tax expense (benefit)	(0.9)	6.0
Depreciation and amortization	3.5	1.8
EBITDA	$(21.1)	$(14.8)
Loss on extinguishment of SAFEs	-	61.0
Impairment of digital assets, net	18.3	6.6
Impairment of assets	0.5	-
Unrealized gain (loss) on investments	(0.3)	0.2
Stock-based compensation	4.1	0.5
Adjusted EBITDA	$1.5	$53.5

Cash and digital asset holdings.  We hold approximately $79 million in cash and digital assets on the balance sheet and are one of few public companies that hold over 1,000 Bitcoin in corporate treasury. As of December 31, 2022 we held $52.5 million in cash, cash equivalents, and U.S. Treasury Bills, as well as $23.0 million in bitcoin at market value. The table below reflects the value of certain assets both in terms of market value and book value as of December 31, 2022 and December 31, 2021.

6 Non-GAAP metric. See footnotes at the end of this communication.
7 Includes prior period adjustments.

	12/31/2022		12/31/2021 (restated)
($s in 000s)	Book Value	Market Value	Book Value	Market Value
BTC	$17,549	$22,974	$30,651	$61,218
ETH	2,022	3,031	3,583	9,342
Algorand	686	715	3,523	6,407
Other Digital Assets	45	53	-	-
Cash and cash equivalents	20,494	20,494	5,375	5,375
USDC	-	-	45,291	45,291
Treasury Bills	31,981	31,981	-	-
Tether	-	-	77	77
Total	$72,777	$79,246	$88,500	$127,710

Additional Details

Questions for Exodus Management related to the fourth quarter and full year 2022 can be submitted via e-mail at investors@exodus.com. Supporting documents, including the press releases and other filings are available at www.exodus.com/investors.

Forward-Looking Statements

This shareholder letter contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us as of the date hereof. In some cases, you can identify forward-looking statements by the following words: "will," "expect," "would," "intend," "believe," or other comparable terminology. Forward-looking statements in this document include, but are not limited to, quotations from management regarding confidence in our products, services, business trajectory and plans, and certain business metrics. These statements involve risks, uncertainties, assumptions and other factors that are difficult to predict and may cause actual results or performance to be materially and adversely different.

Factors that might cause such a difference include, but are not limited to: expectations regarding future customer adoption of Exodus for dApps, DeFi and NFTs compared to its competitors; the impact of the COVID-19 pandemic on the health and safety of our employees, users, as well as the physical and economic impacts of the various recommendations, orders, and protocols issued by local and national governmental agencies in light of continual evolution of the pandemic, including any periodic reimplementation of preventative measures in various global locations; the ongoing conflict in Ukraine, the impact of sanctions or other restrictive actions, by the United States and other countries, and the potential response by Russia thereto; difficulties predicting user behavior and changes in user spending habits as a result of, among other things, prevailing economic conditions, levels of employment, salaries and wages, inflation and consumer confidence, particularly in light of the pandemic and as pandemic-related restrictions are eased regionally and globally; unexpected or rapid changes in the growth or decline of our domestic and/or international markets; increasing competition from existing and new competitors; rapidly evolving and groundbreaking advances that fundamentally alter the digital asset and cryptocurrency industry; continued compliance with regulatory requirements; volatility in the price of cryptocurrencies, such as Bitcoin, and other digital assets; the possibility that the development and release of new products or enhancements to existing products do not proceed in accordance with the anticipated timeline or may themselves contain bugs or errors requiring remediation and that the market for the sale of these new or enhanced products may not develop as expected; the risks relating to our ability to sustain or increase profitability or revenue growth in future periods (or minimize declines) while controlling expenses; the compromise of user data for any reason; foreign operational, political and other risks relating to our operations; unexpected delays encountered during the audit process; and the loss of key personnel, labor shortages or work stoppages.

More information on the factors, risks and uncertainties that could cause or contribute to such differences is included in our filings with the Securities and Exchange Commission, including in the "Risk Factors" and "Management's Discussion & Analysis" sections of our offering statement on Form 1-A. We cannot assure you that the forward-looking statements will prove to be accurate. These forward-looking statements speak only as of the date hereof. We disclaim any obligation to update these forward-looking statements.

Non-GAAP Financial Measure

Earnings before interest, taxes and depreciation and amortization and Adjusted earnings before interest, taxes and depreciation and amortization

In addition to our results determined in accordance with U.S. generally accepted accounting principles (GAAP), we believe Adjusted EBITDA, a non-GAAP measure, is useful in evaluating our operating performance. We use Adjusted EBITDA to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that Adjusted EBITDA may be helpful to investors because it provides consistency and comparability with past financial performance. However, Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate similarly titled non-GAAP measures, including Adjusted EBITDA, differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison.

A reconciliation of Adjusted EBITDA to net income can be found above in the table captioned “Reconciliation of Net Income to Adjusted EBITDA.” Investors are encouraged to review the related GAAP financial measures and the reconciliation of Adjusted EBITDA to its most directly comparable GAAP financial measure, and not to rely on any single financial measure to evaluate our business. We calculate Adjusted EBITDA as net income, adjusted to exclude provision for or benefit from income taxes, depreciation and amortization, interest expense, crypto asset borrowing costs, stock-based compensation expense, impairment, unrealized gain or loss on foreign exchange, fair value gain or loss on derivatives, non-recurring legal reserves and related costs, and other loss.

The Company believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and Board of Directors. Management’s determination of the components of Adjusted EBITDA are evaluated periodically and based, in part, on a review of non-GAAP financial measures used by industry analysts.